Exhibit 3.1

TEXT OF AMENDMENT TO

THE 2ND AMENDED AND RESTATED BYLAWS OF

XPO LOGISTICS, INC.

Adopted March 14, 2017

By action of the Board of Directors on March 14, 2017, Article VII of the 2nd Amended and Restated Bylaws of XPO Logistics, Inc. hereby are amended to add Section 14 as follows:

SECTION 14. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director or officer or other employee or agent of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving the Corporation or any current or former director or officer or other employee or agent of the Corporation that is governed by the internal affairs doctrine of the State of Delaware, or (v) any action asserting an “internal corporate claim” as the term is defined in Section 115 of the Delaware General Corporation Law shall be the Delaware Court of Chancery located within the State of Delaware (or if the Delaware Court of Chancery in the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware).